Exhibit 99.5

EXECUTION VERSION

COPYRIGHT SECURITY AGREEMENT dated as of September 30, 2015 (this “Agreement”), among the grantors listed on Schedule I hereto (the “Grantors”) and CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH, as collateral agent (in such capacity, the “Collateral Agent”).

Reference is made to (a) the ABL Guarantee and Collateral Agreement dated as of September 30, 2015 (amended, supplemented, waived or otherwise modified from time to time, the “Guarantee and Collateral Agreement”), among UCI Holdings Limited, a New Zealand limited liability company (“Holdings”), UCI International, LLC, a Delaware limited liability company (the “Parent Borrower”), certain domestic subsidiaries of Holdings and the Collateral Agent and (b) the ABL Credit Agreement dated as of September 30, 2015 (amended, supplemented, waived or otherwise modified from time to time, the “Credit Agreement”), among Holdings, the Parent Borrower, UCI Acquisition Holdings (No. 1) Corp, a Delaware corporation, the Subsidiary Borrowers (as defined therein) from time to time party thereto, the banks and financial institutions from time to time party thereto (the “Lenders”) and Credit Suisse AG, Cayman Islands Branch, as an issuing lender, and as administrative agent and Collateral Agent. The Lenders have agreed to extend credit to the Borrowers pursuant to, and upon the terms and conditions specified in, the Credit Agreement. The parties hereto agree as follows:

SECTION 1. Terms. Capitalized terms used in this Agreement and not otherwise defined herein have the meanings specified pursuant to the Guarantee and Collateral Agreement or the Credit Agreement, as applicable. The rules of construction specified in subsection 1.2 of the Guarantee and Collateral Agreement also apply to this Agreement.

SECTION 2. Grant of Security Interest. Each Grantor hereby grants to the Collateral Agent, for the benefit of the Secured Parties, a security interest in all of the Copyrights and Copyright Licenses (including those Copyrights listed on Schedule II hereto) now owned or at any time hereafter acquired by such Grantor or in which such Grantor now has or at any time in the future may acquire any right, title or interest (collectively, the “Copyright Collateral”) as collateral security for the prompt and complete payment and performance when due of the Obligations of such Grantor, except that no security interest is or will be granted pursuant hereto in any right, title or interest of any Grantor under or in any Copyright Licenses with Persons other than Holdings, a Subsidiary of Holdings or the Parent Borrower or an Affiliate of any of the foregoing for so long as, and to the extent that, the granting of such a security interest pursuant hereto would result in a breach, default or termination of such Copyright Licenses.

SECTION 3. Purpose. This Agreement has been executed and delivered by the parties hereto for the purpose of recording the grant of the security interest with the United States Copyright Office. This Agreement is expressly subject to the terms and conditions set forth in the Guarantee and Collateral Agreement.

SECTION 4. Guarantee and Collateral Agreement. The security interests granted to the Collateral Agent herein are granted in furtherance, and not in limitation, of the security interests granted to the Collateral Agent pursuant to the Guarantee and Collateral Agreement. The Grantors hereby acknowledge and affirm that the rights and remedies of the Collateral Agent with respect to the Copyright Collateral are more fully set forth in the Guarantee and Collateral Agreement, the terms and provisions of which are hereby incorporated herein by reference as if fully set forth herein. In the event of any conflict between the terms of this Agreement and the Guarantee and Collateral Agreement, the terms of the Guarantee and Collateral Agreement shall govern.

SECTION 5. Counterparts. This Agreement may be executed by one or more of the parties to this Agreement on any number of separate counterparts (including by telecopy), and all of such counterparts taken together shall be deemed to constitute one and the same instrument. Delivery of an executed signature page to this Agreement by facsimile transmission or other customary means of electronic transmission (e.g., “pdf”) shall be effective as delivery of a manually signed counterpart of this Agreement.

SECTION 6. GOVERNING LAW. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE UNITED STATES IN RESPECT OF COPYRIGHT MATTERS AND, IN ALL OTHER RESPECTS, THE LAW OF THE STATE OF NEW YORK.

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IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

AIRTEX PRODUCTS, LP,

By	/s/ David Forbes
	Name:	David Forbes
	Title:	Treasurer and Assistant Secretary

[Signature Page to Copyright Security Agreement]

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH, as Collateral Agent,

By	/s/ Robert Hetu
	Name:	Robert Hetu
	Title:	Authorized Signatory

By	/s/ Michael Moreno
	Name:	Michael Moreno
	Title:	Authorized Signatory

[Signature Page to Copyright Security Agreement]

Schedule I

Grantors

1. AIRTEX PRODUCTS, LP

Schedule II

COPYRIGHTS OWNED BY AIRTEX PRODUCTS, LP

U.S. Copyright Registrations

Title	Reg. No.

Airtex water pumps and water outlets : for all cars and trucks : catalog.	CSN0014909

Airtex fuel pumps.	CSN0019439

Airtex “safe-line” new disc brake pads and new brake shoes : for all cars and trucks : catalog.	CSN0019444

Airtex Products : catalog : [for the automobile manufacturer and the replacement market].	CSN0014905

Airtex thermal fan clutches, radiator caps, thermostats, gaskets and seals : for all cars and trucks : catalog.	CSN0014907

Airtex : catalog …	CSN0023916

Safe-Line brake parts : passenger cars, trucks, import cars : catalog.	CSN0031177

Master chassis parts.	CSN0047443

Master Division front end suspension and steering parts : catalog.	CSN0017386

Master new disc brake pads and new brake shoes catalog.	CSN0021821

Master new water pumps and water outlets.	CSN0021822

Master Division new water pumps, water outlets, thermal & non thermal fan clutches.	CSN0026292

New fuel pumps : catalog / Master Parts Division, Airtex Products.	CSN022172

New water pumps, fan clutches, water outlets : domestic and import / Master Parts Division, Airtex Products.	CSN0080198

New water pumps, thermal & non thermal fan clutches, water outlets / Master Parts Division, Airtex Products.	CSN0068604

Water pumps, parts & kits for the rebuilder.	CSN0075350

Fuel pumps and fuel filters : electric & mechanical, domestic & import, carbureted & fuel injected applications : catalog AX106, 1992.	TX3151956

Airtex water pumps, fan clutches & water outlets : catalog WP-36, 1992.	TX3338268

Airtex Safe-Line disc brake pads catalog : SFA92.	TX3481683

Airtex water pumps, fan clutches & water outlets : catalog WP-38, 1994.	TX3815076

Title	Reg. No.

Airtex fuel injection cleaning system.	TX3877714

Fuel pumps and fuel filters : electric & mechanical, domestic & import, carbureted & fuel injected applications : catalog AX108, 1993.	TX3881775

Airtex Safe-Line disc brake pads : catalog SFA95.	TX3994319

Fuel pumps, in-tank assemblies, and fuel filters : catalog AX110, 1995.	TX4006900

Airtex water pumps, fan clutches & water outlets : catalog WP-40, 1996.	TX4232988

Airtex water pumps, fan clutches & water outlets : catalog WP-98A, 1998.	TX4770141

Airtex water pumps, fan clutches & water outlets : WP-99SA.	TX5080762

Master Domestic & Import Water Pumps, Fan Clutches, Water Outlets Supplement :WP99SM	TX5089837

Water pumps, fan clutches & water outlets, 2000 : catalog WP-2000A	TX5264461

Master Domestic and import fuel pumps and assemblies, fuel filters	TX5465063

Airtex fuel pumps, in tank assemblies & fuel filters	TX5465064

Domestic and import fuel pumps for carburated and fuel injected systems	TX5485561

Airtex water pumps, fan clutches & water outlets : catalog WP-2002A.	TX5731362

Airtex fuel pumps, in-tank assemblies, and fuel filters : supplement to catalog AX02.	TX5759730

Airtex fuel pumps, in-tank assemblies and fuel filters : supplement to catalog AX02, updated August 2003.	TX5859970

Water pumps, fan clutches & water outlets : catalog WP-2004A.	TX5963579

Airtex AX05 electric and mechanical fuel pumps, in-tank assemblies and fuel strainers.	TX6254531

Airtex 2007 fuel pumps, in-tank assemblies & fuel strainers : catalog AX07.	TX6458740

Title	Reg. No.

1995 water pumps, parts & kits for the rebuilder : catalog WP95R.	TX4000469

AX99 Airtex fuel pumps, in-tank assemblies, and fuel filters : 1999.	TX4988692

Domestic and import fuel pumps and assemblies, fuel filters for fuel injected, carbureted systems : catalog FP95A.	TX4344309

Domestic and import fuel pumps and assemblies, fuel filters suppl : catalog FP98S, 1998.	TX4906399

WP98M master water pump, fan clutch & water outlet catalog.	TX4770145

Fuel pumps, in-tank assemblies, and fuel filters : catalog AX110A, 1996.	TX4344308

Fuel pumps, in-tank assemblies, and fuel filters : catalog AX112 1997.	TX4524842

Fuel pumps, in-tank assemblies and fuel filters : catalog AX112S, 1998.	TX4906398

Master 2007 fuel pumps, in-tank assemblies & fuel strainers catalog : FP2007.	TX6453100

Master catalog FP2005 domestic and import fuel pumps and assemblies, fuel strainers.	TX6267542

Master domestic and import fuel pumps & fuel filters : FP93.	TX3950292

Master domestic and import fuel pumps and assemblies, fuel filters : catalog FP97.	TX4528664

Master domestic and import fuel pumps and assemblies : fuel filters : catalog FP99.	TX4930549

Master domestic and import fuel pumps and assemblies, fuel filters for Juel injected, carbureted systems : catalog FP95.	TX4008685

Master domestic and import fuel pumps and assemblies, fuel filters : supplement to catalog FP2002.	TX5741913

Master domestic and import fuel pumps and assemblies, fuel filters : supplement to catalog FP2002, updated August 2003.	TX5856722

Title	Reg. No.

Master domestic and import fuel pumps, fuel filters for carbureted, fuel injected systems : catalog FP93.	TX3788011

Master domestic and import new water pumps, fan clutches, water outlets catalog : WP91.	TX2921161

Master domestic and import new water pumps, fan clutches, water outlets catalog : WP92, 1992.	TX3345795

Master domestic and import new water pumps, fan clutches, water outlets : catalog WP94, 1994.	TX3866279

Master domestic and import water pumps, fan clutches, water outlets : catalog WP96.	TX4256343

Master domestic and import water pumps, fan clutches, water outlets : ctalog WP2004M.	TX5963548

Master domestic and import water pumps, fan clutches, water outlets : WP2002M.	TX5724586

Master fuel injection cleaning system : guide to professional fuel injection cleaning.	TX3914669

Master fuel pumps, fuel filters for carbureted fuel injected systems, 1989.	TX2605629

Master M domestic and import fuel pumps, fuel filters for carbureted fuel injected systems : catalog FP92.	TX3152061

Master M domestic and import water pumps, fan clutches & water outlets : catalog WP2000M.	TX5271830

New water pumps, fan clutches, water outlets, repair kits, parts : Master catalog : no. WP95E.	TX4019032

Safe-Line brake parts : catalog SL91L.	TX3243251

Safe-Line brake parts : domestic and import applications : catalog SL89, 1989.	TX2554271

Safe-Line brake parts : domestic and import applications : catalog SL91, 1991.	TX3228921

Safe-Line brake parts : domestic and import applications, catalog SL94, 1994.	TX3874335

Safe-Line disc brake pads : catalog SF95.	TX3994320

Water pumps, fan clutches, water outlets, water pump repair kits & parts : catalog WP-38E, 1995.	TX4015100